

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

   Re: Itamar Medical Ltd.
     Registration Statement on Form 20-F
     Filed December 31, 2018
     File No. 001-38775

Dear Mr. Basson:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Electronics and Machinery

cc: Ido Zemach, Esq.